UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Tabula Rasa HealthCare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379101

(CUSIP Number)

Darren Mooney

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1030

with copies to:

Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,521,578
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,521,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,521,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.84% (1)
14	TYPE OF REPORTING PERSON

IA, PN

(1)	Based on 26,251,035 shares of common stock of Tabula Rasa HealthCare, Inc. (the “Issuer”) outstanding as of July 29, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2022.
2

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,521,578
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,521,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,521,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.84% (1)
14	TYPE OF REPORTING PERSON

OO, HC

(1)	Based on 26,251,035 shares of common stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2022.
3

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,521,578
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,521,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,521,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.84% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Based on 26,251,035 shares of common stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2022.
4

CUSIP No. 873379101

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, “Indaba” or the “Reporting Persons”) on June 1, 2022, as amended by Amendment No. 1 filed on July 22, 2022 and by Amendment No. 2 filed on July 28, 2022. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 13, 2022, Indaba entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the board of directors of the Issuer (the “Board”) took all necessary actions to (A) accept the resignations tendered by Dr. Calvin Knowlton and Dr. Orsula Knowlton as directors of the Issuer and (B) appoint each of Jonathan D. Schwartz and Derek C. Schrier to the Board as Class III directors (each a “New Director” and together, the “New Directors”). Notwithstanding that the New Directors will be appointed as Class III directors with terms expiring at the 2025 annual meeting of stockholders (the “2025 Annual Meeting”), the New Directors intend to voluntarily stand for election at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and 2024 annual meeting of stockholders.

Pursuant to the Cooperation Agreement, the Board agreed to form a new, three-person strategic review committee to oversee the Issuer’s current strategic process relating to the sale of non-core assets and explore other value creation opportunities with a view toward maximizing stockholder value. The New Directors and Dr. Jan Berger will serve on this committee, with Mr. Schrier serving as its chair.

Pursuant to the Cooperation Agreement, Dr. Calvin Knowlton and Dr. Orsula Knowlton delivered their respective resignation notices to the Board, pursuant to which the Knowltons resigned from any and all positions of the Issuer they each respectively held (the “Resignations”), with such Resignations effective as of September 13, 2022. Additionally, in connection with the Resignations, the Issuer entered into an executive separation agreement and a consulting agreement with each of the Knowltons.

The Cooperation Agreement also provides that the Issuer shall take all necessary actions to seek the approval of the Issuer’s stockholders at the 2023 Annual Meeting of an amendment to the Certificate of Incorporation to declassify the structure of the Board, such that all directors up for election beginning with the 2023 Annual Meeting will be elected for a one year term (assuming stockholder approval of the amendment to the Certificate of Incorporation providing for such declassification), with the Board becoming fully declassified by the 2025 Annual Meeting.

In accordance with the terms of the Cooperation Agreement, Indaba irrevocably withdrew its stockholder inspection demand letter that it delivered to the Issuer on July 27, 2022, pursuant to Section 220 of the Delaware General Corporation Law.

5

CUSIP No. 873379101

Pursuant to the Cooperation Agreement, Indaba has agreed, subject to certain exceptions, to customary standstill provisions from the date of the Cooperation Agreement until 45 days before the nomination window closes for the Issuer’s 2023 Annual Meeting.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Items 5 (a) – (c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 6,521,578 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 24.84% of the outstanding Common Stock. All percentages set forth herein are based on 26,251,035 shares of Common Stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2022.

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Except as previously disclosed in this Schedule 13D, as amended, none of the Reporting Persons has entered into any transactions in securities of the Issuer since the filing of Amendment No. 2 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On September 13, 2022, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and incorporated herein by reference as Exhibit 99.1 hereto.

Item 7.	Material to Be Filed As Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit	Description

99.1	Cooperation Agreement by and between Tabula Rasa HealthCare, Inc., a Delaware corporation, and Indaba Capital Management, L.P., dated September 13, 2022 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 14, 2022).

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CUSIP No. 873379101

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 14, 2022

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

By:	/s/ Derek C. Schrier
DEREK C. SCHRIER

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